December 16, 2016

Mr. Gus Rodriguez

Accounting Branch Chief, Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	M&T Bank Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Dated November 10, 2016
File No. 001-09861

Dear Mr. Rodriguez:

This letter serves as the response of M&T Bank Corporation (“M&T”) to your letter dated December 8, 2016. Your comment and our response to that comment follow.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Reporting of Non-GAAP Results of Operations, page 44

1.	You disclose that initial marketing and promotional expenses designed to introduce M&T Bank to its new customers were not significant for the year ended December 31, 2015. Please tell us the nature and the amount of the initial marketing and promotional expenses incurred for the quarter ended March 31, 2016 and the quarter ended June 30, 2016. Please also tell us if you have made similar non-GAAP adjustments for initial marketing and promotional expenses in prior acquisitions, and if not, why you believe it was appropriate to make these non-GAAP adjustments for the Hudson City acquisition.

Response

Initial marketing and promotional expenses designed to introduce M&T Bank to its new customers were not material in either the first or second quarter of 2016. Specifically, the after tax effect of initial marketing and promotional expenses incurred for the quarters ended March 31, 2016 and June 30, 2016 were $2.5 million and $3.8 million, respectively. Such amounts represented two cents of diluted earnings per share in each quarter and a combined 0.5% of

December 16, 2016

M&T’s annualized 2016 net income as of June 30, 2016. M&T had incurred and identified similar expenses in its determination of “net operating income” for past acquisition transactions, however, primarily due to the relatively lower cost of advertising in those markets as compared to the markets in the greater New York City metropolitan area served by Hudson City, such expenses in past acquisitions were even less significant.

Hudson City was a community and consumer-oriented retail savings bank that predominantly serviced the New Jersey and Connecticut markets where previously M&T held virtually no retail banking presence. Hudson City had served its customers since 1868 and was well-established in the communities it served. M&T was a substantially larger, full-service commercial bank with its corporate headquarters far from Hudson City’s primary markets and had little, if any, name recognition or reputation with the retail customers served by Hudson City. The intention of these initial marketing and promotional expenses, therefore, was to demonstrate M&T’s commitment to Hudson City customers and the communities in which they resided, particularly in light of the significant time delay between the announcement of the acquisition and its actual consummation date, and to introduce M&T and its community bank philosophy towards service delivery during this time of transition of customer banking services. We have found through numerous past acquisitions that bank conversions can create significant inconvenience and apprehension for customers and their communities when not supported by appropriate communications. These initial marketing and promotional efforts were designed to ease customer apprehension concerning the conversion of their banking services. Such expenses were incurred during the time leading up to, but predominantly following the conversion of the Hudson City retail branches. Those branch conversions occurred during the quarter ended March 31, 2016.

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Should you require additional clarification of our response to your comments, please do not hesitate to contact me at 716-839-6809.

Very truly yours,

/s/ Darren J. King

Darren J. King

Executive Vice President

and Chief Financial Officer

cc:	Michael R. Spychala